EXHIBIT 11

                                     GANNETT CO., INC.
                            Calculation of Earnings Per Share



                      Thirteen weeks ended            Thirty-nine weeks ended
                 Sept. 24, 1995  Sept. 25, 1994   Sept. 24, 1995  Sept. 25, 1994
                 --------------  --------------   --------------  --------------

Net Income        $ 96,101,000    $105,531,000     $321,730,000    $316,015,000
                 ==============  ==============   ==============  ==============

Weighted average
 number of
 common shares
 outstanding       140,181,000     143,465,000      140,103,000     145,919,000
                 ==============  ==============   ==============  ==============

Net income
 per share               $0.69           $0.74            $2.30           $2.17
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